FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______ to ______

Commission file number 00100035

A. Full title of the plan and the address of the plan, if different from that of the issue named below:

Elano Profit Sharing Plan
(Formerly Elano Corporation Profit Sharing Plan)
2455 Dayton-Xenia Road
Dayton, OH 45434-7199

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

General Electric Company
3135 Easton Turnpike
Fairfield, CT 06431

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Elano Profit Sharing Plan
(Formerly Elano Corporation Profit Sharing Plan)

By: Kristine L. Brock
Name: Kristine L. Brock
Title: Benefits Specialist
Human Resources

Date: June 20, 2006

Exhibit Index

Exhibit No.	Exhibit
23	Consent of Independent Registered Public Accounting Firm
24	Financial Report

KPMG LLP
345 Park Avenue
New York, NY 10154

Consent of Independent Registered Public Accounting Firm

Elano Profit Sharing Plan
(formerly Elano Corporation Profit Sharing Plan):

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-42695) of the General Electric Company of our report dated June 20, 2006, relating to the statements of net assets available for plan benefits of Elano Profit Sharing Plan (formerly Elano Corporation Profit Sharing Plan) as of December 31, 2005 and 2004, and the related statements of changes in net assets available for plan benefits for the years then ended, and the related supplemental schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2005, which report appears in the December 31, 2005 annual report on Form 11-K of Elano Profit Sharing Plan (formerly Elano Corporation Profit Sharing Plan).

KPMG LLP

New York, New York
June 20, 2006

ELANO PROFIT SHARING PLAN

(Formerly Elano Corporation Profit Sharing Plan)

Financial Statements and Supplemental Schedule

December 31, 2005 and 2004

(With Report of Independent Registered Public Accounting Firm Thereon)

ELANO PROFIT SHARING PLAN

(Formerly Elano Corporation Profit Sharing Plan)

December 31, 2005 and 2004

Table of Contents

*Schedules required by Form 5500 that are not applicable have not been included.

KPMG LLP
345 Park Avenue
New York, NY 10154

Report of Independent Registered Public Accounting Firm

Plan Administrator and Participants
Elano Profit Sharing Plan (formerly Elano Corporation Profit Sharing Plan):

We have audited the accompanying statements of net assets available for plan benefits of the Elano Profit Sharing Plan (formerly Elano Corporation Profit Sharing Plan) as of December 31, 2005 and 2004, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Elano Profit Sharing Plan (formerly Elano Corporation Profit Sharing Plan) as of December 31, 2005 and 2004, and the changes in net assets available for plan benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2005 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements, and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

New York, New York
June 20, 2006

ELANO PROFIT SHARING PLAN

(formerly Elano Corporation Profit Sharing Plan)

Statements of Net Assets Available for Plan Benefits

December 31, 2005 and 2004

	2005	2004
Assets:		
Investments, at fair value (note 3):		
Cash and cash equivalents	$ 747,617	$ 783,769
Common stock	14,489,748	14,766,056
Mutual funds	26,473,578	23,456,257
Pooled investment fund	9,179,262	8,879,420
Participant loans	301,024	272,891
Total investments	51,191,229	48,158,393
Receivables:		
Employer contributions	1,245,993	1,220,672
Accrued investment income	114,408	98,034
Total receivables	1,360,401	1,318,706
Net assets available for plan benefits	$ 52,551,630	$ 49,477,099

See accompanying notes to financial statements.

ELANO PROFIT SHARING PLAN

(formerly Elano Corporation Profit Sharing Plan)

Statements of Changes in Net Assets Available for Plan Benefits

Years ended December 31, 2005 and 2004

	2005	2004
Additions to net assets attributed to:		
Investment income:		
Net appreciation in fair value of investments (note 3)	$ 233,875	$ 3,944,518
Dividends	1,319,006	855,480
Interest on participant loans	14,893	13,419
Decrease in cash surrender value of life insurance policies	—	(4,198)
Total investment income	1,567,774	4,809,219
Contributions:		
Participant	1,569,869	1,477,806
Employer	2,066,680	2,034,273
Total contributions	3,636,549	3,512,079
Deductions from net assets attributed to:		
Benefits paid to participants	(2,127,992)	(2,510,368)
Loan fees (note 1)	(1,800)	(1,900)
Net increase	3,074,531	5,809,030
Net assets available for plan benefits at:		
Beginning of year	49,477,099	43,668,069
End of year	$ 52,551,630	$ 49,477,099

(1) Description of the Plan

The following brief description of the Elano Profit Sharing Plan (formerly Elano Corporation Profit Sharing Plan) (the Plan) is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan covering all employees of the Elano Division of Union Industries, LLC, (the Company) formerly known as Elano Corporation, whose ultimate parent is General Electric Company (GE), who have been credited with at least ninety days of service. Effective January 16, 2004, Elano Corporation was merged into Unison Industries, LLC, whose ultimate parent is GE, and the Plan was renamed the Elano Profit Sharing Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

MG Trust Company, L.L.C. (MG Trust) is the Plan's custodian and BISYS Retirement Services (BISYS) is the record-keeper.

Eligibility

All employees may participate in the Plan after completion of 90 days of service. The Plan does not allow employer discretionary contributions for hourly paid employees. The Plan does not allow employee after-tax or employer match contributions by salaried employees. All employees are eligible to make employee pre-tax contributions.

Contributions

Participants may elect to defer up to 15% of their pre-tax compensation subject to limitations imposed by law. In addition, hourly participants may elect to make after-tax contributions in an amount equal to 3% of their compensation. For hourly participants who make after-tax contributions, the Company will make a matching contribution in an amount equal to 6% of their eligible compensation.

The Company may, in its sole discretion, make employer discretionary contributions for eligible salaried employees in an amount determined by its board of directors. Participants must be (a) employed by the Company on the last day of the year or (b) not employed on the last day of the year because of death, retirement, or termination of employment on account of disability during the plan year in order to share in the contribution. The Company is not required to make any contribution for any plan year.

For December 31, 2005 and 2004, the Company made discretionary contributions of $1,245,993 and $1,220,672 respectively, which represented 15% of participant eligible compensation for both years.

The United States Internal Revenue Code limits pre-tax contributions. The limits for participants under age 50 were generally $14,000 and $13,000 in 2005 and 2004, respectively. For other participants, the 2005 and 2004 limits were generally $18,000 and $16,000, respectively.

Participant Account

Each participant's account is credited with the participant's contribution and its share of Company's contributions, if any, and investment earnings or losses thereon. Each participant is entitled only to the benefits that can be provided from that participant's vested account.

Vesting

Effective January 1, 2002, the Plan was amended such that the Plan provides for participants to be 20% vested in Company contributions after completion of two years of service, plus an additional 20% for the completion of each subsequent year of service during the following four years. Participants are always 100% vested in their pre-tax and after-tax contributions and rollover contributions, plus any earnings they generate. Forfeitures are used to offset Plan expenses first, and then to reduce Company matching or profit sharing contributions. At December 31, 2005 and 2004, unapplied forfeitures totaled $110,777 and $91,789, respectively. No forfeitures were used to reduce Company contributions during 2005 and 2004.

Investment Options

Participants are permitted to allocate their account balances in increments of 5% to one or more of the following investment options:

(a) GE Common Stock Fund – This fund primarily invests in shares of GE common stock, with a small portion of the fund held in cash or other short term investments to provide liquidity.

(b) Three funds which seek varying levels of capital growth and/or income:

GE Aggressive Allocation Fund

GE Moderate Allocation Fund

GE Conservative Allocation Fund

These funds primarily invest in underlying GE funds such as U.S. Equity, Small-Cap Value Equity, International Equity, Emerging Markets, Fixed Income and High Yield. The funds may invest in various short-term investments, including money market instruments.

(c) GE U.S. Equity Fund – This fund seeks long-term growth of capital. The fund invests primarily in equity securities of U.S. companies. To a lesser extent, the fund may also invest in foreign securities and debt securities.

(d) GE International Equity Fund – This fund seeks long-term capital appreciation. The fund invests primarily in securities issued in at least three foreign countries, including both developed and emerging markets. It normally invests in established companies, but it may invest in companies of varying sizes.

(e) GE Fixed Income Fund – This fund seeks income consistent with preservation of capital. The fund invests primarily in fixed-income securities including government obligations, corporate debt, mortgage-and asset-backed instruments, and money-market instruments.

(f) State Street Stable Value Fund – This fund's primary objective is to preserve principal while achieving a rate of return competitive with rates earned over an extended period of time by comparable fixed income investment products. This fund invests primarily in pooled investment contracts with short-term maturities.

Audited financial statements and prospectuses or other disclosure documents of the registered investment companies are distributed annually to participants.

Payments of Benefits

On termination of service due to death, disability, or retirement, a participant (or a designated beneficiary) may elect to receive the vested interest in his or her account balance in either a lump-sum amount, or annual installments (including interest) over a ten-year period. For terminations of service resulting from other reasons, a participant may elect to receive the value of the vested interest in his or her account balance as a lump-sum distribution or maintain his or her vested interest within the Plan. In case of hardships, participants may elect to withdraw an amount necessary to satisfy their financial needs, subject to certain tax restrictions, as defined in the Plan document.

Participant Loans

Participants may request a loan from their before-tax and rollover contributions accounts as of the valuation date coinciding with the date of the loan. The minimum amount of any loan shall not be less than $1,000. The maximum amount of any loan shall not exceed 50% of the total amount of participants' eligible account balances or $50,000 which ever is greater. Loans shall bear interest on the unpaid principal at prime plus 1%, and shall be repaid over a period not less than 4 ½ years. A residential loan is available if the loan is to be used to purchase a principal residence and must be repaid within 15 years. There is a $50 charge for each loan.

(2) Summary of Significant Accounting Policies

Basis of Presentation

The financial statements of the Plan are prepared using the accrual method of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

The Plan's investments are stated at fair value. All shares of registered investment companies (mutual funds) are valued at quoted market prices. Shares of pooled investment funds are stated at cost, which approximates fair value. This represents the net asset value of shares as reported by the investment manager of the fund. GE Common Stock is traded on the New York Stock Exchange and is valued at the current market price on the last business day of the Plan's year end.

Short-term investments and participant loans are valued at cost, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Payment of Benefits

Benefit payments to participants are recorded when paid.

Expenses

Substantially all expenses related to the administration of the Plan are paid by the Company, with the exception of the Plan's loan expenses, which are paid by the Plan's trustee out of the appropriate participant's investment fund's assets.

(3) Investments

The fair values of individual investments as of December 31, 2005 and 2004 are as follows:

	2005		2004	
Mutual funds:				
GE Aggressive Allocation Fund	$ 7,684,508	*	$ 6,690,609	*
GE Moderate Allocation Fund	4,549,831	*	3,565,907	*
GE U.S. Equity Fund	8,452,886	*	8,514,353	*
GE Fixed Income Fund	2,661,996	*	2,630,774	*
GE International Equity Fund	2,032,793		1,133,442	
GE Conservative Allocation Fund	1,091,564		921,172	
Total mutual funds	26,473,578		23,456,257	
Pooled investment fund:				
State Street Stable Value Fund	9,179,262	*	8,879,420	*
Common stock				
GE Common Stock	14,489,748	*	14,766,056	*
Short-term investments:				
Cash and cash equivalents	747,617		783,769	
Participant loans	301,024		272,891	
Total investments	$ 51,191,229		$ 48,158,393	

* Represents 5% or more of Plan's net assets.

During 2005 and 2004 the Plan's investments (including investments bought, sold, as well as held during the year) appreciated (depreciated) in value as follows:

		2005		2004
GE Common Stock	$	(205,848)	$	2,624,120
Mutual funds		439,723		1,320,398
Total	$	233,875	$	3,944,518

(4) Risks and Uncertainties

The Plan offers a number of investment options including GE common stock and a variety of investment funds, consisting of mutual funds and a pooled investment fund. The investment funds invest in U.S. equities, international equities, and fixed income securities. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the Statements of Net Assets Available for Plan Benefits and participant account balances.

The Plan's exposure to a concentration of credit risk is limited by the diversification of investments across eight participant-directed fund elections. Additionally, the investments within each participant-directed fund election are further diversified into varied financial instruments, with the exception of the GE Common Stock Fund, which invests in a single security.

(5) Related Party Transactions (Parties in Interest)

The record-keeping functions for the underlying investments held by the Plan are performed by BISYS. Certain investments of the Plan are shares of mutual funds that are advised by GE Asset Management Incorporated (GEAM) and distributed by GE Investment Distributors, Inc., affiliates of the Plan Sponsor. GEAM provides investment advisory services for certain investments in the Plan. Another investment in the Plan is an investment fund comprised of shares of common stock issued by GE, the ultimate parent of the Plan Sponsor.

Certain fees paid to related parties for services to the Plan were paid by the Plan sponsor or an affiliate of the Plan sponsor. Mutual fund and pooled investment fund operating expenses, which include expenses paid to GEAM and BISYS, come out of the fund's assets and are reflected in the fund's share/unit price and dividends.

(6) Income Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated March 14, 2003 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). Although the Plan has been amended since receiving the letter, the Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable provisions of the IRC.

(7) Plan Termination

Although it has not expressed any intent to do so, the Plan sponsor has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event of plan termination or partial termination, participants will become fully vested in their account balances, and net assets will be distributed to participants and beneficiaries in proportion to their respective account balances.

ELANO PROFIT SHARING PLAN
(formerly Elano Corporation Profit Sharing Plan)
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2005

Identity of issue	Description of investment	Number of shares	Current value
* MG Trust Company	Cash and cash equivalents	747,617	$ 747,617
* GE Common Stock	Common stock	413,402	14,489,748
* GE U.S. Equity Fund	Mutual fund	310,083	8,452,886
* GE Aggressive Allocation Fund	Mutual fund	680,648	7,684,508
* GE Moderate Allocation Fund	Mutual fund	427,616	4,549,831
* GE Fixed Income Fund	Mutual fund	221,649	2,661,996
* GE International Equity Fund	Mutual fund	120,070	2,032,793
* GE Conservative Allocation Fund	Mutual fund	125,468	1,091,564
State Street Stable Value Fund	Pooled investment fund	509,775	9,179,262
* Participant loans	87 loans to participants with interest rates from 5.00% to 10.50%	—	301,024
			$ 51,191,229

* Party in interest as defined by ERISA.

See accompanying Report of Independent Registered Public Accounting Firm.